

Mark Daniels · 3rd

Dacon Systems

President / CEO

Corona, California · 26 connections · **Contact info**

Experience

President / CEO

Dacon Systems

Feb 1996 – Present · 24 yrs 4 mos

Corona, CA

Wire & Cable Manufacturer

Skills & Endorsements

Sales Management · 2

Kevin Beidelman and 1 connection have given endorsements for this skill

Product Development · 2

Christopher Carter and 1 connection have given endorsements for this skill

Product Management · 1

Ken Motz has given an endorsement for this skill

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Interests



Wire & Cable Technology
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Wire & Cable Industry
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